UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2016
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 19, 2016, announcing the Company's agreement to sell the 1999-built offshore supply vessel "Sea Bear" to an unrelated third party.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: February 23, 2016	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Repayment of Frontline Notes

Press release from Ship Finance International Limited, February 19, 2016.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company"), today announced that it has agreed to sell the 1999-built offshore supply vessel "Sea Bear" to an unrelated third party. The Company has simultaneously agreed to terminate the corresponding charter party with a subsidiary of Deep Sea Supply Plc. ("Deep Sea").

The vessel is expected to be delivered to the new owner in the first quarter of 2016. Ship Finance will receive total proceeds of approximately $20 million, as a combination of cash sales proceeds and amortizing notes from Deep Sea as compensation for the cancellation of the charter. The notes will be senior unsecured with an interest rate of 7.25% and have a tenor of six years. The Company expects to record an impairment of approximately $8 million in the fourth quarter 2015 relating to the sale.

Divesting of older vessels is a part of the Company's strategy to renew and diversify the fleet. Following this sale, the number of offshore supply vessels will be reduced to five, all on long term charters to a subsidiary of Deep Sea Supply BTG AS.

The Board of Directors

Ship Finance International Limited

Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009

André Reppen, Senior Vice President: +47 23114055

About Ship Finance

Ship Finance International Limited (NYSE: SFL) has an unprecedented track record in the maritime and offshore industry, being consistently profitable and paying dividends every quarter since 2004. The Company's diversified fleet of more than 70 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance's long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time.

More information can be found on the Company's website: www.shipfinance.bm

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.